Exhibit 99.1

Response Biomedical Corp. Enters into Definitive Agreements for Going-Private Transaction and Private Placement

VANCOUVER, B.C., June 16, 2016 – Response Biomedical Corp. (“Response” or the “Company”) (TSX: RBM, OTC: RPBIF) announces that it has entered into a definitive arrangement agreement (the “Arrangement Agreement”) with 1077801 B.C. Ltd., a company owned by OrbiMed Asia Partners, LP, OrbiMed Private Investments III, LP and OrbiMed Associates III, LP and Shanghai Runda Medical Technology Co., Ltd. (“Runda”) pursuant to which 1077801 B.C. Ltd. will acquire all of the issued and outstanding common shares of Response (“Response Shares”) for cash consideration of $1.12 per Response Share (except in the case of certain rollover shareholders who will instead receive shares of 1077801 B.C. Ltd. on a 1 for 1 basis) (the “Transaction”) by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). The cash consideration price represents a 51% premium to the closing price of the Response Shares on the Toronto Stock Exchange (“TSX”) on June 15, 2016, the date prior to the date of signing of the Arrangement Agreement. OrbiMed Advisors LLC (“OrbiMed”), an investment management firm focused on the healthcare sector, and its affiliates currently own 4,970,543 Response Shares, representing 50.1% of the issued and outstanding Response Shares, based on 9,925,256 Response Shares outstanding.

The board of directors of Response (the “Board”) formed a committee of independent directors (the “Special Committee”) to, among other things, review and evaluate the terms of the proposed acquisition and other alternatives, and to make a recommendation to the Board in respect of the Transaction and other related matters. Bloom Burton & Co. Limited, the financial advisor to the Special Committee, has provided a fairness opinion and formal valuation (the “Fairness Opinion and Formal Valuation”) and concluded that, subject to the assumptions and limitations set out therein, the consideration to be received by holders of Response Shares (the “Shareholders”) pursuant to the Transaction is fair, from a financial point of view, to such Shareholders.

Following an extensive review and analysis of the Transaction and the consideration of other alternatives, the Fairness Opinion and Formal Valuation and the recommendations of the Special Committee, the Board, after consulting with its financial and legal advisors, unanimously determined that the consideration to be received by the Shareholders pursuant to the Transaction is fair to such Shareholders and that the Transaction is in the best interests of Response. The Board has approved the terms of the Transaction and unanimously recommends that all Shareholders vote in favour of the Transaction at the special Shareholders’ meeting to be called to consider the Transaction (the “Special Meeting”).

"We believe that the Arrangement serves the best interests of our shareholders, employees, customers and business and we look forward to working towards its successful completion," said Dr. Barbara Kinnaird, Response’s Chief Executive Officer. “The existing Canada-led governance structure and the Canadian operations will be preserved. Runda’s strong sales and marketing presence throughout China and their financial strength provide an exceptionally attractive opportunity to combine with Response’s product portfolio. The transaction will provide the China sales expertise and financial resources to best help Response achieve its full potential,” added Dr. Kinnaird.

In connection with the Arrangement Agreement, all directors and officers of the Company, who in the aggregate own 305,747 Response Shares representing 3.1% of the issued and outstanding Response Shares, based on 9,925,256 Response Shares outstanding, and 1077801 B.C. Ltd. have entered into customary voting agreements to vote in favour of the Arrangement.

The Arrangement and Approvals

Pursuant to the Arrangement, each Shareholder will receive cash consideration of $1.12 for each Response Share held. All currently outstanding stock options to purchase Response Shares (“Options”) will be deemed to be unconditionally vested and exercisable and be deemed to be assigned, transferred and disposed of to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which the consideration exceeds the exercise price per Response Share issuable pursuant to the Options. The Options shall subsequently be immediately cancelled pursuant to the Arrangement. All outstanding Deferred Share Units (“DSU”) and Restricted Share Units (“RSU”) will be paid out in common shares of Response which will then be acquired for cash in the Arrangement.

The Transaction contains customary deal protection provisions which, among other matters, restrict Response from soliciting, assisting, initiating, encouraging or facilitating any inquiry, proposal, or offer concerning alternative acquisition proposals. However, the Transaction permits Response to respond to unsolicited written acquisition proposals under certain circumstances which include where such acquisition proposal constitutes or could reasonably constitute or lead to a “superior proposal” (as defined in the Arrangement Agreement). 1077801 B.C. Ltd. has the right to match any competing proposal for Response in the event a superior proposal is made. No termination fee is payable by either party.

The Transaction is subject to customary approvals, including, but not limited to, the approval of at least 66⅔% of the votes cast in person or by proxy at the Special Meeting, and the approval of a “majority of the minority” of the Shareholders being a majority of the votes cast in person or by proxy at the Special Meeting excluding shareholders whose votes may not be included in determining if minority approval is obtained pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In addition, the information circular prepared in connection with the Special Meeting is subject to review by the U.S. Securities Exchange Commission (the “SEC”). The Special Meeting is expected to be held on or before October 17, 2016.

Closing of the Transaction is also subject to the satisfaction of a number of conditions customary for transactions of this nature, including the receipt of certain regulatory, court and stock exchange approvals. In addition, the Transaction will be subject to approval in the Peoples Republic of China from the National Development and Reform Commission, the Ministry of Commerce, and the State Administration of Foreign Exchange.

Further information regarding the Arrangement will be contained in the information circular that Response will prepare, file and send to each Shareholder in connection with the Special Meeting.

Following closing of the Transaction, the Company will apply to have the Response Shares de-listed from the TSX.

A copy of the Arrangement Agreement will be filed on Response’s SEDAR profile and will be available for viewing at www.sedar.com.

Private Placement

Concurrent with the signing of the Arrangement Agreement, Response entered into subscription agreements to undertake a non-brokered private placement financing of up to 1,785,716 common shares of the Company (the “Private Placement”) at a price of U.S. $0.56 per Response Share for total gross proceeds of approximately U.S. $1,000,000. Pursuant to the Private Placement, Response has entered into subscription agreements with OrbiMed, where OrbiMed funds will subscribe for 892,858 Response Shares for total gross proceeds to the Company of approximately U.S. $500,000, and with Runda where Runda will subscribe for 892,858 Response Shares for total gross proceeds to the Company of approximately U.S. $500,000.

The closing of the Private Placement will be subject to satisfying all of the requirements of the TSX and other conditions typical for a transaction of this nature. The first closing date for the Private Placement is expected to occur in June 2016 or such other date as the Company may determine. The Company intends to use the net proceeds of the Private Placement to fund research and development and operating expenses and for general working capital purposes.

The Private Placement will be made on a non-brokered private placement basis, exempt from prospectus and registration requirements of applicable securities laws. The securities issued pursuant to the Private Placement will be subject to resale restrictions under applicable securities laws.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold within the United States or to “U.S. Persons”, as such term is defined in Regulation S promulgated under the U.S Securities Act (“U.S. Persons”) except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities in the United States or to U.S. Persons, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful.

As OrbiMed is an insider of the Company, the Private Placement is a “related party transaction”, as defined under MI 61-101. The Company has relied on the exemptions contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 from the valuation and minority shareholder approval requirements of MI 61-101 in respect of OrbiMed’s participation in the Private Placement because the aggregate fair market value of the Response Shares purchased by OrbiMed is less than 25% of the Company’s market capitalization. A material change report in respect of the Private Placement will be filed in accordance with MI 61-101.

Advisors

Bloom Burton & Co. Limited is acting as exclusive financial advisor to Response. Blake, Cassels & Graydon LLP and Wilson Sonsini Goodrich & Rosati, P.C. are acting as legal counsel to Response. Stikeman Elliott LLP is acting as legal counsel to OrbiMed and Runda.

About Response Biomedical Corp.

Response develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® platform for clinical, biodefense and environmental applications. RAMP® represents a unique paradigm in diagnostics that provides reliable, quality results in minutes. The RAMP® platform consists of a reader and single-use disposable test cartridges and has the potential to be adapted to any other medical and non-medical immunoassay based test currently performed in laboratories. Response clinical tests are commercially available for the aid in early detection of heart attack, congestive heart failure, thromboembolism, sepsis, influenza A and B and RSV. In the non-clinical market, RAMP® tests are currently available for the environmental detection of West Nile Virus and Dengue Fever antigen and for Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Response is a publicly traded company listed on the TSX under the trading symbol "RBM" and quoted on the OTC under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Addition Information and Where to Find It

In connection with the Transaction, Response will file a proxy statement and information circular with the SEC and the securities commissions in Canada. This press release does not constitute a solicitation of any vote or approval. Shareholders are advised to read the proxy statement and information circular when they are available because they will contain important information. Shareholders will be able to obtain free copies of the proxy statement and information circular when available and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov, from SEDAR at www.sedar.com, or from the Company’s website at www.responsebio.com.

The directors, executive officers and certain other members of management and employees of the Company may be deemed, under the rules of the SEC, to be “participants” in the solicitation of proxies from its shareholders that will occur in connection with the Transaction. Information concerning the interests of the persons who may be considered “participants” in the solicitation is set forth in the Company’s proxy statements and its Annual report on Form 10-K, as amended by its Form 10-K/A, previously filed with the SEC, and will be set forth in the proxy statement relating to the Transaction when the proxy statement becomes available. Copies of these documents can be obtained, without charge, at the SEC’s website at www.sec.gov, or from the Company’s corporate website at www.responsebio.com.

Forward-Looking Statements

This press release may contain forward-looking statements. These statements relate to future events and are subject to risks, uncertainties and assumptions about the Company. Examples of forward-looking statements in this press release include statements regarding the Transaction, our belief that the existing Canada-led governance structure and the Canadian operations will be preserved, that Runda’s strong sales and marketing presence throughout China and their financial strength provide an exceptionally attractive opportunity to combine with Response’s product portfolio and that the transaction will provide the China sales expertise and financial resources to best help Response achieve its full potential, the ability of the Company to consummate the Arrangement on the terms of the Arrangement Agreement, de-listing from the TSX, the completion of the Private Placement and the intended use of proceeds therefrom, the filing of a material change report, the anticipated timing for holding the Special Meeting, and the receipt of necessary approvals including court, shareholder, stock exchange, regulatory and other third party approvals. These statements are only predictions based on the Company’s current expectations and projections about future events. Although the Company believes the expectations reflected in such forward-looking statements, and the assumptions upon which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Although we believe the expectations reflected in such forward-looking statements, and the assumptions upon which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct and if such expectations are not met, our business may suffer.

Readers should not place undue reliance on these statements. Actual events or results may differ materially. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many factors may cause the Company’s actual results to differ materially from any forward-looking statement, including the factors detailed in our filings with the Securities and Exchange Commission and Canadian securities regulatory authorities, including but not limited to our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and other filings with the Securities and Exchange Commission and Canadian securities regulatory authorities.

The forward-looking statements contained in this news release are current as of the date hereof and are qualified in their entirety by this cautionary statement. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Response Biomedical Corp.:
W.J. (Bill) Adams, 604 456 6010
Chief Financial Officer
ir@responsebio.com